

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 19, 2011

<u>Via E-mail</u>
Richard Turner
Treasurer and Chief Financial Officer
Assurance Group, Inc.
1150 S. US Highway 1
Suite 301
Jupiter, FL   33477

**Re:      Assurance Group Inc.
              Item 4.01 Form 8-K/A
              Filed October 13, 2011
              File No. 000-52872**

Dear Mr. Turner:

       We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to the comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K/A</u>
<u>Item 4.01</u>

1.  Please revise to disclose either September 19, 2011 or September 22, 2011 as the date that Lake and Associates CPA's, LLC resigned as the company's independent registered public accounting firm.

2.  Please revise your Form 8-K to provide disclosures required by Item 304(a)(1)(iv) of Regulation S-K regarding disagreements with the former accountant to cover any subsequent interim periods through the date of resignation.

3. Also, revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event, which includes internal control weaknesses, that the former accountant advised  the company of during any subsequent interim periods through the date of resignation.

4. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

5. As a new accountant has been appointed, please comply with the requirements of Regulation S-K Item 304(a)(2).  In making any disclosures about consultations with your new accountant, please ensure you disclose any consultations up through the date of engagement.

6. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have an additional comment after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Joe Cascarano, Staff Accountant, at (202) 551-3376.

Sincerely,

/s/ Robert S. Littlepage  for

Larry Spirgel
Assistant Director